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Exhibit 12.01

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

						Three Months Ended March 31,
	Year ended December 31,
In millions of dollars, except for ratios
	2004(1)	2003(1)	2002(1)(2)	2001(1)(2)	2000(1)(2)(3)	2005(1)	2004(1)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$13,175	$10,271	$12,546	$19,891	$22,894	$4,567	$2,653
Interest factor in rent expense	493	466	450	397	352	127	117

Total fixed charges	$13,668	$10,737	$12,996	$20,288	$23,246	$4,694	$2,770

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$22,939	$25,519	$19,774	$19,217	$18,163	$7,848	$7,405
Fixed charges (excluding preferred stock dividends)	13,668	10,737	12,996	20,288	23,246	4,694	2,770

Total income	$36,607	$36,256	$32,770	$39,505	$41,409	$12,542	$10,175

Ratio of income to fixed charges excluding interest on deposits	2.68	3.38	2.52	1.95	1.78	2.67	3.67

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$22,000	$17,178	$21,135	$31,594	$36,281	$7,428	$4,460
Interest factor in rent expense	493	466	450	397	352	127	117

Total fixed charges	$22,493	$17,644	$21,585	$31,991	$36,633	$7,555	$4,577

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$22,939	$25,519	$19,774	$19,217	$18,163	$7,848	$7,405
Fixed charges (excluding preferred stock dividends)	22,493	17,644	21,585	31,991	36,633	7,555	4,577

Total income	$45,432	$43,163	$41,359	$51,208	$54,796	$15,403	$11,982

Ratio of income to fixed charges including interest on deposits	2.02	2.45	1.92	1.60	1.50	2.04	2.62

(1)
On January 31, 2005, Citigroup announced an agreement for the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing, and is expected to close during the 2005 third quarter. Following the announcement, Citigroup began reporting these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.

(3)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.

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CITIGROUP INC. CALCULATION OF RATIO OF INCOME TO FIXED CHARGES